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                             March 24, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 1,
2022
                                                            CIK No. 0001713445

       Dear Mr. Huffman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our reference to a prior comment is to a comment in our February 22, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Risk Factors
       We hold cryptocurrencies and experiment with blockchain technology..., page 59

   1. We note your response to comment 3. Please supplementally provide us with a list of all crypto assets currently
held by the company and the amounts of such holdings, inclusive of the Bitcoin and
Ether, the company holds for treasury purposes. Please also explain in greater detail the
purpose(s) of acquiring crypto assets for use by your product and engineering teams.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
March       NameReddit, Inc.
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Financial and Operating Metrics
Trends in Monetization Metrics, page 89

2. We note your disclosure that ARPU increased 76% during the three months ended
         December 31, 2021 compared to the prior year period. Expand your narrative discussion to explain in more detail the underlying reasons for this increase, the extent to which it is attributable to specific events or actions, and whether you expect this trend to continue.
         Also, given that you currently monetize users in the United States and the rest of the world at different rates, please break out your discussion accordingly. Financial Statements
Note 2. Basis of Presentation and Significant Accounting Policies Cryptocurrency, page F-13

3. We note that you receive cryptocurrency in exchange for goods and services. Please expand the disclosure to clarify that cryptocurrency you receive in exchange for goods and services is accounted for as intangible assets.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Sarah Axtell, Esq.